UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SoundBite Communications, Inc.

(Name of Subject Company)

SoundBite Communications, Inc.

(Name of Person Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James A. Milton

President and Chief Executive Officer

SOUNDBITE COMMUNICATIONS, INC.

22 Crosby Drive

Bedford, Massachusetts 01730

(781) 897-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Johnson, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

(617) 261-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by SoundBite Communications, Inc., a Delaware corporation (the “Company” or “SoundBite”), on June 4, 2013. The Statement relates to the tender offer by Sonar Merger Sub Inc., a Delaware corporation (“Purchaser”), and a direct, wholly owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $5.00 per Share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2013, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on June 4, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4. The Solicitation or Recommendation.

Item 4(b), “The Solicitation or Recommendation—Background and Reasons for the Recommendation,” is hereby amended and supplemented by:

Inserting after the first sentence of the second paragraph on page 11 under the heading “Background” the following:

During the course of this discussion, the Board concluded that the payment of a one-time cash dividend would provide stockholders with immediate value. Notwithstanding the conclusion to pay a cash dividend, the Board discussed its desire for a more focused exploration of additional means of providing more significant stockholder value.

Replacing the first sentence of the fifth paragraph beginning on page 12 under the heading “Background” with the following:

In consultation with senior management and Arma, the Committee selected 19 potential strategic bidders, including potential bidders with private equity sponsors, from the list discussed with Arma on January 22, 2013.

Replacing the second sentence of the first full paragraph on page 13 under the heading “Background” with the following:

During February and March 2013, 11 potential strategic bidders, including potential bidders with private equity sponsors, negotiated confidentiality agreements with the Company, of which nine entered into such agreements.

Replacing the second full paragraph on page 13 under the heading “Background” with the following:

At the end of March and beginning of April, senior management and Arma representatives met on a confidential basis with management of the two potential bidders that did not enter into confidentiality agreements to provide information about the Company. Following entry into confidentiality agreements, senior management and Arma representatives met with management of each of the other nine potential bidders during the period from February to early April 2013 to provide an initial management presentation, which included an overview of the Company and discussion of potential synergies with the applicable potential bidder. These meetings included a management presentation by senior management and representatives of Arma to Parent and representatives of Permira on March 6, 2013.

Inserting at the end of the first paragraph on page 14 under the heading “Background” the following:

Each of Bidder A and Bidder B were strategic parties owned by private equity firms.

Inserting at the end of the second paragraph on page 14 under the heading “Background” the following:

Each of the three potential bidders that had not yet responded subsequently declined to pursue the transaction any further and informed Arma of their decision.

Inserting after the fourth sentence of the fifth paragraph on page 15 under the heading “Background” with the following:

In particular, the Committee noted that Parent and its representatives had accessed and reviewed substantially more of the due diligence documents made available by the Company than Bidder A, suggesting that Bidder A would require more time for completion of its due diligence and, as a result of the amount of additional diligence to be conducted, Bidder A was at a higher risk of concluding that it did not wish to proceed with a transaction based on information made available by the Company, resulting in the potential loss of an attractive offer from Parent.

Replacing the second sentence of the fourth bullet of the first paragraph on page 18 under the heading “Reasons for the Recommendation” with the following:

On behalf of the Company, Arma contacted 19 parties (including Parent and other strategic buyers) regarding their interest in a potential transaction with the Company.

Item 4(d), “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” is hereby amended and supplemented by:

Replacing the first sentence of the first paragraph on page 24 under the heading “Selected M&A Transaction Analysis” with the following:

Arma reviewed merger and acquisition transactions involving NASDAQ listed target companies (other than SoftBrands, which is listed on the American Stock Exchange) in the enterprise software sector that were deemed, in Arma’s professional judgment, to have aspects similar to the Company’s financial and operating profile.

Inserting as the second paragraph on page 24 under the heading “Selected M&A Transaction Analysis” with the following:

Arma’s analysis was based on a review of these NASDAQ-listed companies, along with SoftBrands, based on the Company’s profile and characteristics, including the fact that it is also listed on the NASDAQ. Arma did not deem transactions prior to January 1, 2009 as relevant, in light of the credit crisis and changes in the credit markets.

Replacing the table after the second paragraph on page 24 under the heading “Selected M&A Transaction Analysis” with the following:

				Enterprise Value Multiples
Announcement Date	Acquirer	Target	Enterprise Value	LTM Revenue	LTM Adj. EBITDA
01/13/13	ACI Worldwide	Online Resources Corp.	$227.2	1.4 x	7.3 x
09/12/12	Thoma Bravo	Mediware Information	153.5	2.4 x	8.2 x
08/13/12	Actian Corporation	Pervasive Software	116.3	2.3 x	17.7 x
03/15/12	Avaya	Radvision	175.5	2.3 x	n.m.
10/11/10	HID Global (Assa Abloy)	ActivIdentity	86.3	1.5 x	n.m.
09/01/10	Kenexa	Salary.com	73.8	1.6 x	n.m.
08/17/10	Marlin Equity Partners	Phoenix Technologies	112.2	1.8 x	n.m.
04/09/10	Vision Solutions	Double-Take Software	153.9	1.9 x	8.4 x
03/26/10	Thoma Bravo	PLATO Learning	115.5	1.8 x	7.4 x
03/15/10	Pegasystems	Chordiant Software	113.3	1.5 x	n.m
12/08/09	Francisco Partners	Quadramed	110.9	0.8 x	7.7 x
10/27/09	Accel-KKR	KANA	50.1	0.9 x	n.m.
06/12/09	Infor Global	SoftBrands	80.5	0.8 x	5.4 x
05/06/09	Micro Focus	Borland Software	77.0	0.5 x	n.m.
05/06/09	OpenText	Vignette	164.0	1.0 x	14.7 x
04/29/09	LLR Partners	iMANY	42.4	1.1 x	n.m.
04/13/09	Thoma Bravo	Entrust	109.3	1.1 x	12.1 x
04/06/09	Vista Equity	SumTotal Systems	114.9	1.0 x	15.2 x
	Top Quartile			1.8 x	14.1 x
	Mean			1.4 x	10.4 x
	Median			1.4 x	8.3 x
	Bottom Quartile			1.0 x	7.5 x

	Genesys	SoundBite Communications		1.7 x	62.0 x

Replacing the first bullet of the first paragraph on page 25 under the heading “Selected Public Company Trading Analysis” with the following:

•	publically traded enterprise software companies, all listed on NASDAQ;

Inserting at the end of the second paragraph on page 25 under the heading “Selected Public Company Trading Analysis” the following:

Arma’s analysis was based on a review of NASDAQ-listed companies based on the Company’s profile and characteristics, including the fact that it is also listed on the NASDAQ.

Replacing the tables on pages 25 and 26 under the heading “Selected Public Company Trading Analysis” with the following:

		Enterprise Value Multiples
		Revenue		Adj. EBITDA
Company	Enterprise Value	CY-12A	CY-13E	CY-12A	CY-13E
Micro Cap Software Companies
American Software, Inc. (AMSW.A)	$180.3	1.7 x	n.a.	8.8 x	n.a.
Brightcove, Inc. (BCOV)	197.0	2.2 x	1.9 x	n.m.	n.a.
Callidus Software Inc. (CALD)	246.5	2.6 x	2.3 x	n.m.	n.a.
Commtouch Software Ltd. (CTCH)	72.1	3.0 x	2.1 x	22.4 x	n.a.
eGain Corporation (EGAN)	199.1	4.2 x	n.a.	n.m.	n.a.
Exa Corporation (EXA)	106.3	2.2 x	n.a.	21.7 x	n.a.
Falconstor Software Inc. (FALC)	37.8	0.5 x	n.a.	n.m.	n.a.
iPass Inc. (IPAS)	94.6	0.8 x	n.a.	n.m.	n.a.
Keynote Systems, Inc. (KEYN)	179.3	1.4 x	n.a.	8.1 x	n.a.
Limelight Networks, Inc. (LLNW)	78.9	0.4 x	0.4 x	8.0 x	4.2x

		Enterprise Value Multiples
		Revenue		Adj. EBITDA
Company	Enterprise Value	CY-12A	CY-13E	CY-12A	CY-13E
Magic Software Enterprises Ltd. (MGIC)	$158.3	1.3x	n.a.	6.5 x	n.a.
Mattersight Corporation (MATR)	65.2	1.9x	n.a.	n.m.	n.a.
QAD Inc. (QADA)	147.8	0.6x	n.a.	6.9 x	n.a.
SoundBite Communications, Inc. (SDBT)	37.6	0.8x	0.7x	30.9 x	13.1 x
Support.com, Inc. (SPRT)	184.9	2.6x	n.a.	n.m.	n.a.
Top Quartile		2.4x	2.1x	21.9 x	10.9 x
Mean		1.7x	1.5x	14.2 x	8.6 x
Median		1.7x	1.9x	8.4 x	8.6 x
Bottom Quartile		0.8x	0.7x	7.7 x	6.4 x

SoundBite Transaction		1.7x	1.6x	66.2 x	28.0 x

Replacing the fourth bullet of the first paragraph on page 26 under the heading “Acquisition Premiums Paid Analysis” with the following:

•	target companies were NASDAQ listed companies in the enterprise software industry (other than SoftBrands, which is listed on the American Stock Exchange).

Inserting after the first paragraph on page 26 under the heading “Acquisition Premiums Paid Analysis” the following:

Arma’s analysis was based on a review of these NASDAQ-listed companies, along with SoftBrands, based on the Company’s profile and characteristics, including the fact that it is also listed on the NASDAQ. Arma did not deem transactions prior to January 1, 2009 as relevant, in light of the credit crisis and changes in the credit markets.

Inserting after the first sentence of the paragraph following the new paragraph added by the above insertion on page 26 under the heading “Acquisition Premiums Paid Analysis” the following:

The purchase of KANA by Accel-KKR was excluded because it was an asset purchase, and as such, had no share premium.

Replacing the second sentence of the first paragraph on page 27 under the heading “Discounted Cash Flow Analysis” with the following:

The discounted cash flow analysis is based on the net present value of (i) projected unlevered free cash flows from June 30, 2013 to December 31, 2017, and (ii) a terminal value at December 31, 2017, based upon a multiple of projected CY 2017 Adjusted EBITDA that was discounted back to June 30, 2013 (“TV EBITDA method”) and (iii) using the perpetuity growth method.

Replacing the fourth sentence of the first paragraph on page 27 under the heading “Discounted Cash Flow Analysis” with the following:

Using these free cash flow projections, Arma calculated the range of net present values based on terminal value multiples in the range of 7.0x to 9.0x EBITDA (which was derived based on Arma’s professional judgment and experience from the EV to CY 2012 Adjusted EBITDA multiples from the Public Company Trading Comparable Analysis as well as the EV to CY 2012 Adjusted EBITDA multiples from the Selected M&A Transactions Analysis), using a discount rate ranging from 12.0% to 16.0%, which was derived from an analysis of the Company’s weighted average cost of capital (based on an analysis of the stock performance of the Company’s industry peers), taking into account risk premiums consistent with statistics from Morningstar Ibbotson SBBI, and using and based on, in Arma’s professional judgment and experience, a perpetuity growth rate range of 2.5% to 3.5%.

Item 4(e), “The Solicitation or Recommendation—Projected Financial Information,” is hereby amended and supplemented by:

Replacing the table and the footnotes thereto under the heading “Financial Forecasts” with the following:

	Fiscal Year
(in thousands of $)	2014E	2015E	2016E	2017E
Revenues	55,191	59,137	63,365	67,895
Cost of revenues	19,991	20,415	20,798	21,131
Total operating expenses	34,730	36,562	38,480	40,484
Adjusted EBITDA(1)	3,932	4,804	6,700	9,006
Provision for income taxes	—	—	—	2,198
Capital expenditures	1,380	1,478	1,584	1,697
Changes in net working capital	405	434	465	498
Free cash flow (2)	2,147	2,892	4,650	4,612

(1)	Non-GAAP measure. EBITDA, or earnings before interest, taxes, depreciation and amortization, equals net loss less interest income, foreign currency exchange gains and tax benefit, plus foreign currency exchange losses and depreciation and amortization expense. Adjusted EBITDA is a measure of financial performance that the Company calculates as EBITDA plus stock-based compensation expense, increases in adjustments to contingent consideration and severance expense, less decreases in adjustments to contingent consideration.
(2)	Non-GAAP measure.

Item 8. Additional Information.

Item 8(h), “Additional Information—Legal Proceedings,” is hereby amended and supplemented by:

Inserting after the paragraph under “Legal Proceedings” added on page 37 by Amendment No. 2 to the Statement the following:

On June 24, 2013, counsel for the parties in Gravener v. SoundBite Communications, Inc., et al., Civil Action No. 13-2273, entered into a term sheet (the “Term Sheet”) in which they agreed on the terms of a settlement of the Gravener Action. The proposed settlement is conditioned upon, among other things, final approval of the proposed settlement by the Superior Court Department of the Trial Court of Middlesex County, Massachusetts (the “Court”).

Pursuant to the terms of the Term Sheet, the Company has agreed to make certain supplemental disclosures related to the Transaction, all of which are set forth herein. In addition, in connection with the settlement and as provided in the Term Sheet, the parties have agreed to attempt in good faith to agree promptly on a fee amount to be paid to plaintiff’s counsel, and plaintiff, on behalf of the stockholder class, has agreed to provide a customary release of, among others, defendants, their affiliates, and their financial advisors, from, among other things, all claims that were asserted or that could have been asserted by the Company’s stockholders in connection with the allegations and events described in the complaint. If an agreement on a fee amount to be paid to plaintiff’s counsel is not reached, defendants reserve their rights to contest and oppose the fee application. The parties have also agreed in the Term Sheet that they shall jointly request that the Court stay the Gravener Action with the exception of confirmatory discovery reasonably necessary to confirm the fairness of the settlement. The plaintiff has further agreed to cooperate with the defendants in obtaining the stay, dismissal or withdrawal of any action that is later filed in state or federal court asserting claims that are related to the subject matter of the Gravener Action or the Transaction prior to the Court’s final approval of the proposed settlement.

Notwithstanding the Term Sheet, there can be no assurance that the Transaction will be consummated or that the Court will approve the settlement contemplated by the Term Sheet. In such event, the proposed settlement as contemplated by the Term Sheet may not be effectuated. The settlement will not affect the amount of the consideration that the Company’s stockholders are entitled to receive in the Transaction.

Defendants deny all liability with respect to the facts and claims alleged in the Gravener Action and specifically deny that any breach of fiduciary duty occurred or that any further disclosure is required to supplement this Schedule 14D-9 or the Schedule TO under any applicable rule, statute, regulation or law. However, to avoid the risk that the Gravener Action may delay or otherwise adversely affect the consummation of the Transaction, to minimize the expense and uncertainty of defending such action, and to provide additional information to the Company’s stockholders at a time and in a manner that would not cause any delay of the Transaction, defendants have agreed to the terms of the proposed settlement described above.

This summary does not purport to be complete and is qualified in its entirety by reference to the Term Sheet, which is filed as Exhibit (a)(10) hereto and is incorporated by reference.

Item 9. Exhibits

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(10)	Term Sheet, dated June 24, 2013 (Gravener v. SoundBite Communications, et al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUNDBITE COMMUNICATIONS, INC.

By:	/s/ Robert C. Leahy
Robert C. Leahy
Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: June 25, 2013